UNITED STATES

            SECURITIES AND EXCHANGE COMMISSION

                                      Washington, D.C. 20549

                    FORM 12b-25

                           NOTIFICATION OF LATE FILING
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SEC FILE NUMBER 000-30193

CUSIP NUMBER

(Check one): □Form 10-K      □Form 20-F      □ Form 11-K       X Form 10-Q      □ Form 10-D    □Form N-SAR

□ Form N-CSR

For Period Ended:  September 30, 2016

□ Transition Report on Form 10-K

□ Transition Report on Form 20-F

□ Transition Report on Form 11-K

□ Transition Report on Form 10-Q

□ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Nation Energy Inc.

Full Name of Registrant

Former Name if Applicable

RPO Box 60610, Granville Park, Vancouver, British Columbia, Canada V6H 4B9

Address of Principal Executive Office (Street and Number)

Vancouver, British Columbia, Canada V6H 4B9

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form | | N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

X

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

Due to staffing limitations and additional time required to complete the internal review and compilation of the Company’s financial statements, the Company’s 10-Q cannot be filed by the prescribed due date of November 14, 2016. The Company expects to file its Form 10-Q on or before the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification

            John Chadd                                                       303                               389-4316

(Name)                              (Area Code)                          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).          Yes X    No □

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes X No □

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Addendum I attached to this form.

                                                            Nation Energy Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 15, 2016                                                                                    By   /s/  Carmen J. Lotito

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.       This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.       One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.       A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.       Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.       Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

6.        Interactive data submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).

ADDENDUM I

At this time we cannot provide reasonable numerical estimates of results that will be a significant change in results of operations from results for the three months ended September 30, 2015.  However, we do expect certain changes in the results of operations to be significant from the three months ended September 30, 2015.

We anticipate that our net (loss) for the three months ended September 30, 2016 will be significantly less than our net (loss) of ($3,698,165) for the three months ended September 30, 2015.  The anticipated decreased loss is primarily due to the loss on extinguishment of debt due to a settlement agreement with John Hislop in the three months ended September 30, 2015.

We anticipate that our general and administrative expenses during the three months ended September 30, 2016 will be significantly greater than the general and administrative expenses of $329,719 during the three months ended September 30, 2015. This anticipated increase is primarily due to increased consulting fees during the three months ended September 30, 2016 compared to the consulting fees during the three months ended September 30, 2015, and increased management fees and rent in the three months ended September 30, 2016 compared to $nil management fees and $nil rent in 2015.

We anticipate that our interest expense for the three months ended September 30, 2016 will be significantly greater than the interest expense of $18,446 for the three months ended September 30, 2015.  The anticipated increase will be primarily due to the new promissory note issued to Paltar Petroleum Limited in May 2016 described above under the heading “Plan of Operation”.

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